Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

October 1, 2024

Via Edgar Correspondence

Becky Chow, Stephen Krikorian, Lauren Pierce, Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Leishen Energy Holding Co., Ltd. Registration Statement on Form F-1 CIK No. 0001985139

Dear Madam, Sirs,

This letter is filed in response to the letter dated August 28, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission addressed to Leishen Energy Holding Co., Ltd. (the “Company”, “we”, and “our”). A registration statement on Form F-1 (the “Registration Statement”) is being filed publicly to accompany this letter.

Response to SEC Letter dated August 28, 2024

Draft Registration Statement filed August 16, 2024

Notes to the Consolidated Financial Statements

Note 16 - Equity

Additional paid-in capital, page F-28

1.	We note your disclosure that “On March 12, 2023 and March 20, 2023, China Oil Blue Ocean and ZJY Technologies’ individual shareholders withdrew their share capital from the companies.” You also state: “These share capital withdrawals reduced additional paid-in capital $10,147,447, which were credited to amount due to related parties.” Please clarify why the withdrawals are being credited to amount due to related parties. In this regard, we note that on page 138 the shareholders received ordinary shares of Leishen Cayman in consideration for the transfer of the shareholders’ capital. Please describe your basis for accounting for the withdrawal and the reduction of the shareholders’ ownership interest in those subsidiaries.

Response: Please refer to the revised disclosure in the section “Related Party Transactions”.

According to Article 226 of the Company Law of the PRC, if the registered capital of a company is reduced in violation of the provisions of such law, the shareholders shall return the funds they received, and if the shareholder’s contribution is reduced or exempted, the original state shall be restored; if losses are caused to the company, the shareholders and the responsible directors, supervisors and senior managers shall bear liability for compensation. According to such provision and other related regulations, a company reducing its share capital subscribed by a shareholder may pay consideration to such shareholder.

As part of the corporate reorganization to prepare for this offering and listing, Leishen Cayman was incorporated, and Leishen Cayman’s subsidiary Leishen (Holding) Hong Kong subscribed for share capital in China Oil Blue Ocean and ZJY Technologies. In conjunction with such subscription, the registered share capital of China Oil Blue Ocean and ZJY Technologies were reduced and withdrawn by their historical individual shareholders in March 2023, thereby reducing the Company’s consolidated additional paid-in capital by $10,147,447 in the aggregate as at September 30, 2023. As a result, Leishen (Holding) Hong Kong became the sole shareholder of China Oil Blue Ocean and ZJY Technologies.

Such amount of $10,147,447 became payable to the previous shareholders of China Oil Blue Ocean and ZJY Technologies and their assignees, which constitutes a withdrawal of share capital by them. Specifically, $5,980,153 became payable to Hongqi Li and $4,036,942 became payable to Hongliang Li. Since Hongqi Li and Hongliang Li are both the related parties of the Company, such withdrawals were therefore credited to the Company’s “Amount due to related parties” balance.

In accordance with Chinese regulatory requirements, China Oil Blue Ocean and ZJY Technologies have completed their registrations with the competent market supervision and administration departments for such share capital reductions. Since repayment of the amounts due requires sufficient cash and would affect the Company’s cash flow, management of the Company determined that the balance will be paid in the future depending on the Company’s future operations and cash flow status. Hongqi Li and Hongliang Li have provided a written letter of undertaking, appended to the Registration Statement as Exhibit 99.8, stating that after receiving each repayment from China Oil Blue Ocean or ZJY Technologies, they will reinvest an equivalent amount in the Company in a lawful and compliant manner.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Huan Lou, Esq. at hlou@srfc.law or (646) 810-2187 or David Manno, Esq. at dmanno@srfc.law or (212) 981-6772, of Sichenzia Ross Ference Carmel LLP.

Very truly yours,

/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer and Director